

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 27, 2016

Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

> **Re:**   **TYG Solutions Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 13, 2016**
> **File No. 333-198284**

Dear Mr. Barmatz:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated April 8, 2016.

General

1.   We note your revisions in response to prior comment 1. Please also revise references to your financial statements as of December 31, 2014 and December 31, 2013 elsewhere in your filing. For example, we note that you continue to reference the prior financial statements in the introduction to the Summary of Financial Information on page 6 and the first risk factor on page 8.

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

2.   We note the revision in response to prior comment 2. In the first paragraph, please also revise to correct the expected date of adoption of this requirement or remove the reference to the date.

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note the revision made to the going concern paragraph in response to prior comment 4. Please explain to us the statement that cash resources of the Company were

insufficient to meet your planned business objectives. In this regard, we note your assertion in the liquidity and capital resources discussion on page 24 that your available cash will be sufficient to satisfy your cash requirements under your present operating expectations.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 23.1, Consent of Weinberg & Baer, PC

4.   Revise to include an updated consent from your independent registered public accounting firm.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Matheau J. W. Stout, Esq.